July 13, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:                    Mary Beth Breslin

Jeffrey Gabor

Re:                             Rubius Therapeutics, Inc. (the “Company”)

Registration Statement on Form S-1

File No. 333-225840

Acceleration Request

Requested Date:                                   July 17, 2018

Requested Time:                               4:00 p.m. Eastern Standard Time

Ladies and gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Jefferies LLC and Leerink Partners LLC, as representatives of the several underwriters, hereby join Rubius Therapeutics, Inc. in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-225840) (the “Registration Statement”) to become effective on Tuesday, July 17, 2018, at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

[Signature Page Follows]

Very truly yours,

As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name: Kalli Dircks
Title: Executive Director

JEFFERIES LLC

By:	/s/ Matthew Kim
Name: Matthew Kim
Title: Managing Director

LEERINK PARTNERS LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director, Senior Legal Counsel

[Signature Page to Underwriter Acceleration Request]